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                              August 23, 2022

       Patrick Orlando
       Chief Executive Officer
       Digital World Acquisition Corp.
       78 SW 7th Street
       Miami, FL 33130

                                                        Re: Digital World
Acquisition Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed August 22,
2022
                                                            File No. 001-40779

       Dear Mr. Orlando:

               We have reviewed your August 22, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 19, 2022 letter.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your response to prior comment number 1. While the registration rights agreement referenced in
your response contemplates a delay in the effectiveness of the resale registration
statement there is no corresponding provision in the securities purchase agreement. In this
regard, Section 2.3(b)(iii) contemplates the    concurrent    closing of the
                                                        Business Combination
and on the PIPE resale registration statement being declared effective no later than
the closing of the Business Combination. Accordingly, please revise to provide
prominent cautionary language and risk factor disclosure highlighting the risks associated
with the parties needing to restructure the PIPE and the securities purchase agreements,
and the consequences to the parties if the PIPE investors decline to proceed.
 Patrick Orlando
Digital World Acquisition Corp.
August 23, 2022
Page 2

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,
FirstName LastNamePatrick Orlando
                                                            Division of
Corporation Finance
Comapany NameDigital World Acquisition Corp.
                                                            Office of
Technology
August 23, 2022 Page 2
cc:       Barry I. Grossman
FirstName LastName